EXHIBIT 8

List of subsidiaries

Name	Jurisdiction

Wavecom Asia Pacific Limited	Hong Kong SAR PRC

Wavecom Inc.	Delaware, U.S.A.

Wavecom Northern Europe, Ltd.	United Kingdom

NexGen Software S.A.S.	France